SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated May 30, 2007 and Supplement No. 2 dated September 14, 2007.]

SUPPLEMENT NO. 2

DATED SEPTEMBER 14, 2007

TO THE PROSPECTUS DATED MAY 30, 2007

OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 2 to you in order to supplement our prospectus.

Status of the Offering

As of September 14, 2007, we have received gross proceeds of approximately $66.9 million from the sale of common stock in our initial public offering.

Extension of the Offering Period

We do not expect to raise the maximum offering proceeds of $355,200,000 in our primary offering prior to September 21, 2007.  We are therefore extending the offering period until the earlier of September 21, 2008 or until the maximum primary offering amount is raised, although we reserve the right to extend the offering for an additional period of up to one year if necessary in order to sell any remaining unsold securities covered by the registration statement.  Accordingly, when you are reading the Prospectus, please disregard the last sentence on the Prospectus cover and elsewhere stating “We may continue to offer shares in the primary offering until the earlier of September 21, 2007, or until the maximum primary offering amount is raised” which statement is hereby replaced with “We may continue to offer shares in the primary offering until the earlier of September 21, 2008 or until the maximum primary offering amount is raised, although we reserve the right to extend the offering for an additional period of up to one year’’.

Liquidation Strategy

The extension of the offering will not affect our liquidation strategy or the timing of our implementation of that strategy.  On or before September 21, 2012, our board of directors will take one or more of the following actions to provide enhanced liquidity for our stockholders:

•                  modify our stock repurchase program to allow us to use proceeds from the sale of our properties to redeem shares;

•                  seek stockholder approval to begin an orderly liquidation of our assets and distribute the available proceeds of such sales to our stockholders;

•                  list our stock for trading on a national securities exchange; or

•                  seek stockholder approval of another liquidity event such as a sale of our assets or a merger with another entity.

Accordingly, when you are reading the Prospectus, please replace the phase “Within five years from the closing of this offering” with “On or before September 21, 2012” under the heading “Our Liquidity Strategy” on page 4,   “Questions and Answers About This Offering—What is your term or expected life?” on page 12 and “Investment Objectives and Acquisition Policies—Investment Objectives” on page 62.

Agreement to Acquire Pinnacle Park Business Center

We have entered into a definitive agreement (the “Agreement”) to purchase an existing multi-tenant industrial property known as the Pinnacle Park Business Center from LaPour Partners, a non-related party, for a purchase price of approximately $20.1 million. As of September 11, 2007, our right to terminate the agreement without penalty expired and our initial deposit became non-refundable.

The property consists of approximately 158,976 square feet of leaseable space in three single-story buildings located on approximately 12.3 acres of land in Phoenix, Arizona.  The property is currently 96% leased at an average annual rent of $9.07 per square foot to seven tenants whose spaces range in size from approximately 6,200 square feet to approximately 57,800 square feet.  Tenants of the property are engaged in varying businesses including light manufacturing, warehouse distribution and service related businesses.

Pinnacle Park Business Center is located with immediate access to downtown Phoenix and Scottsdale, just minutes from the key transportation hub of Deer Valley Airport.   The area is characterized by increasing demand and rental growth along with significant barriers to entry that will limit new development.  Built in 2006, Pinnacle Park Business Center features 24 foot clear, tilt-up construction, and truck well and grade-level loading.

According to Grubb & Ellis, the Phoenix market is experiencing favorable economic conditions including an unemployment rate below three percent and a vacancy  rate below eight percent.  According to Cushman & Wakefield,  industrial rental rates have risen approximately nine percent compared to 2006 in the Phoenix area.  Strong tenant demand, low vacancy and higher land and construction costs are all keeping upward pressure on average lease rates.

The Phoenix region’s relatively low cost of living, its young and educated workforce, established and expanding modern transportation infrastructure and vital concentration of amenities make it an attractive location for companies that are seeking competitive space.

The following table sets forth lease expiration information for the next ten years.

Year Ending December 31	No of Leases Expiring	Approx Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leaseable Area Expiring %	Percent of Total Annual Base Rent Expiring
2007	—	—	—	—	—
2008	—	—	—	—	—
2009	—	—	—	—	—
2010	1	6,439	56,406	4.2%	4.1%
2011	1	13,709	116,847	8.9%	8.4%
2012	1	57,846	444,252	37.7%	31.9%
2013	2	11,721	91,424	7.6%	6.6%
2014	2	63,738	683,004	41.5%	49.1%
2015 and thereafter	—	—	—	—	—

The property was completed in August of 2006, with majority of tenants moving in the fourth quarter of  2006. The average annual lease rate and occupancy percentage for 2006 were $7.87 per square foot and 53%, respectively.  Five tenants leasing approximately 63,102 square feet of space have options to renew their leases for five years at fair rental value.  One tenant leasing approximately 8,725 square feet of space has an option to renew its leases for three years at fair rental value.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot and occupancy and analyzed how the property compares to comparable properties in its market.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $14.5 million which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements.  Leasing commissions will be amortized over the initial term of the related leases.  The real estate tax rate is 0.73%, and annual real estate taxes are projected to be approximately $146,000 for the initial year subsequent to the purchase.

In connection with the Agreement, we paid a $500,000 deposit to an escrow, and under the terms of the Agreement, we are obligated to pay certain closing costs, including, but not limited to attorney fees, certain title insurance premiums, survey costs, recording costs and one-half of the escrow charges.  The Agreement closing date is October 2007.  Although substantially all contingencies have been satisfied and we expect to close in accordance with the terms of the Agreement, there can be no assurance that events will not arise that could prevent us from acquiring the property.